Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Six months
ended
June 30,
2011
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$11,363
Plus:
Interest and other financial charges included in expense(b)	7,574
One-third of rental expense(c)	283
Adjusted “earnings”	$19,220

Fixed Charges:
Interest and other financial charges included in expense(b)	$7,574
Interest capitalized	13
One-third of rental expense(c)	283
Total fixed charges	$7,870

Ratio of earnings to fixed charges	2.44

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.